July 16, 2008

Chris White

Branch Chief

Securities and Exchange Commission

Washington, DC 20549-0405

Re:          MGP Ingredients, Inc.

Dear Mr. White:

This is in response to your letter of July 3, 2008 in respect to our annual report on Form 10-K for the fiscal year ended July 1, 2007 and our quarterly report on Form 10-Q for the quarter ended December 30, 2007.  We are keying our responses to your comments, which we have underlined.  We hope this letter adequately addresses your questions.

Form 10-K for the year ended July 1, 2007

Note 10, Operating Segments, page 66

1.                         We note from your response to prior comment number 2 that you lost a major customer for the Ingredients segment in the fourth quarter of 2006, and you recorded a loss before income taxes of $11.7 million for the same segment for the year ended June 30, 2006.  We further note your critical accounting policy states your management reviews long-lived assets if events or circumstances indicate that usage may be limited and carrying values may not be recoverable.  Please clarify why you waited until the third quarter of fiscal 2007 to perform an impairment analysis for this segment when you lost your major customer in the fourth quarter of 2006 and were operating at a loss with the customer.  In addition, please clarify how waiting to perform an impairment analysis complied with your own accounting policy and paragraph 8 of SFAS No. 144.

Our pet resin business was profitable in fiscal 2005 and 2006 prior to the loss of our major customer.  As a result of the loss, we filed suit against our major customer and its new owner. We felt that we had a good case and considered the restoration of a supply relationship with our major customer a possible outcome of our dispute.  We did not resolve our dispute with our major customer until the very end of the second quarter of fiscal 2008.  During the time frame of the dispute, we had periodic discussions with our customer that involved restoration of a supply relationship.  It was not until late in the process of resolving this dispute that we ultimately determined that restoration of a supply relationship was not a viable alternative.  Following resolution of our dispute, we spent the third quarter and the weeks following reassessing our pet resin business and market trends.  Ultimately we concluded to exit the business.

Related discussion has been redacted from this letter in connection with a Rule 83 Confidential Information Request.

2.                         We note your response to our prior comment 2 and that the product groups in your Other segment were in the developmental stage.  Given the lack of any historical trend information, tell us the basis on which you estimated revenue for fiscal years 2007, 2008 and 2009.  Further, given these product lines were in the developmental stage and you had no significant customer history, please explain the specific factors that you relied upon when determining that you would be able to negotiate profitable agreements with prospective customers.  Tell us the basis on which you concluded you had a better than even chance to negotiate a profitable agreement with an existing customer.

As we noted in our response #5 in our letter dated April 15, 2008, during and following the period in which we lost sales from our major pet treat customer, we entered into three other supply contracts with other manufacturers of pet treats, experiencing a 27% increase in pet treat sales primarily from these customers in the third quarter of fiscal 2007. (Altogether, at the start of fiscal 2007 we had 9 customers for our pet products.) In developing our estimates of future revenues and our conclusions related to our ability to negotiate profitable agreements with prospective customers, we considered these previous successes, our ongoing research and development initiatives and our knowledge of markets and awareness of future trends.

We felt that we had a better than even chance of negotiating a profitable agreement with our existing customer based on meetings we were having with its chief operating officer and the facts that (1) we had been selling it resin which it  used in making cutlery for several years, and its volumes had been increasing, (2) it had an established distribution network, and (3) it initiated the contact by expressing an interest in co-developing a pet treat product with us.

3.                         We note that with respect to assigned probability in your impairment analysis, you applied equal probability to each of the seven possible outcomes.  Tell us how you concluded each outcome could be equally probable and how your analysis is consistent with Example 2 in Appendix A of SFAS No. 144.

In July, given the lack of evidence indicating  one scenario to be more likely than another, we assigned equal probability to each scenario.  We did not adjust probabilities in December. Based on our assumptions, the only scenario that would have led to an impairment conclusion was one in which we allocated almost 100% probability to meeting only 10% of our projections. We believed this scenario to be remote.  As we noted in response #5 of our April 15 letter, our sales were well above this threshold level and our losses in this area resulted from higher than anticipated commodity prices, which we did not then feel would continue.

In addition, tell us how you determined the revenue projections for which were included in your probability analysis.

We refer you to our response #5 in our letter of April 15, 2008 and # 10 of our letter of February 12, 2008.

4.                         We note you did not alter your long-term projections for the relatively short-term results of fiscal 2008 until the third quarter.  Tell us what specific changes in trends occurred in the third quarter of 2008 that did not previously exist.

A number of factors and events occurred near the end of the third quarter that led us to re-evaluate our pet products business.

•                  As discussed in response #5 of our letter dated April 15, 2008, contrary to our expectations throughout the first and second quarters of fiscal 2008, commodity prices continued to rise and it appeared that they would remain at elevated levels.

•                  We noted that consumers appeared to be migrating away from pet products containing wheat based protein resin to those with a less expensive corn starch resin.  We believe that this change in the market contributed to the excess inventory held by our two existing customers that we mentioned in our earlier correspondence with you. Also, we believe this change contributed to the change in forecasts of another customer referred to in response 5 below. This factor was particularly critical to our conclusion at the end of the third quarter of fiscal 2008.

•                  Negotiations with our existing biopolymer customer, about which we were optimistic at December 30, 2007, had concluded and had yielded no results.

•                  We had concluded to rationalize our product mix and cut back our efforts in this area.  We discontinued research and development activities and dismissed several staff members, including the head of our pet product group.

Based upon the aforementioned factors, we performed an impairment analysis based upon placing assets for sale and recorded an $8.1 million impairment charge in the third quarter of fiscal 2008. We are trying to sell the impaired assets.

5.                         We note that although no customers met expected target volumes, you were confident that demand and sales would increase. We also note you did not place a significant degree of weight on the negative short-term trends you were experiencing.  Please provide more specific detail on the factors that provided this confidence and why you believed the negative trends were short-term in nature.

We refer you to the attached chart showing wheat prices from July 2004 to January of 2008.  Although gradually increasing over this period, prices did not begin to spike upward until the end of the first quarter of fiscal 2008.  We attributed this to poor harvests in Australia and the UK. In light of a predicted record world wide wheat harvest in 2008, we could think of no reason why prices would sustain at such levels and anticipated that they would abate to more reasonable levels.

As we noted in response  #5 of our April 15 letter, we had experienced 13% and 2% improvements, respectively, over the fourth quarter of fiscal 2007 in pet treat resin sales during the first and second quarters of fiscal 2008.  We were still negotiating with our existing bio resin customer to produce pet treat resins for them.  In addition, around calendar year end, one of our other pet treat customers increased its monthly forecasts by approximately 25% compared to the prior year, based on its entry into arrangements with several large retail stores.  These forecasts increased in January and February, but by April had declined significantly, contributing to our impairment conclusion at the end of the third quarter.

Again, we thank the staff for their comments.  If there are further questions, please feel free to contact the undersigned at the number listed above or our counsel, Carl Struby, at 816 460 5834.

Very Truly Yours,

MGP Ingredients, Inc.

By:	/s/ Robert Zonneveld
Robert Zonneveld
Chief Financial Officer

Attachment to Letter of July 16, 2008 of MGP Ingredients, Inc.

GRAIN - WHEAT

Month/Year	Average Cost/Bushel	Market Cost/Bushel

Jul-04	$4.306	$3.610
Aug-04	$4.281	$3.290
Sep-04	$4.249	$3.500
Oct-04	$4.212	$3.400
Nov-04	$4.151	$3.480
Dec-04	$4.095	$3.360
Jan-05	$4.047	$3.340
Feb-05	$3.978	$3.350
Mar-05	$3.955	$3.520
Apr-05	$3.910	$3.270
May-05	$3.857	$3.230
Jun-05	$3.836	$3.280
Jul-05	$3.863	$3.412
Aug-05	$3.884	$3.433
Sep-05	$3.878	$3.610
Oct-05	$3.893	$3.771
Nov-05	$4.289	$3.603
Dec-05	$4.349	$3.719
Jan-06	$4.387	$3.843
Feb-06	$4.559	$4.238
Mar-06	$4.593	$4.237
Apr-06	$4.714	$4.386
May-06	$4.860	$4.806
Jun-06	$4.909	$4.809
Jul-06	$5.110	$5.009
Aug-06	$5.200	$4.642
Sep-06	$5.180	$4.778
Oct-06	$5.220	$5.249
Nov-06	$5.300	$5.193
Dec-06	$5.450	$5.141
Jan-07	$5.460	$4.867
Feb-07	$5.420	$4.918
Mar-07	$5.380	$4.879
Apr-07	$5.350	$4.857
May-07	$5.450	$4.813
Jun-07	$5.530	$5.618
Jul-07	$5.730	$6.088
Aug-07	$6.140	$6.649
Sep-07	$6.600	$8.442
Oct-07	$7.190	$8.650
Nov-07	$7.990	$8.164
Dec-07	$8.800	$9.535
Jan-08	$9.520	$9.528
Feb-08	$10.580	$11.124
Mar-08	$10.202	$11.532
Apr-08	$11.050	$9.382
May-08	$10.243	$8.299
Jun-08	$9.820	$8.877